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[TIME SENSITIVE] You can now own a part of Offline 🤩

David with Offline
to me

+ Add to HubSpot Thu, Feb 15, 11:44 AM
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offline
YOU'RE
INVITED

Hey David! David here, founder of Offline.

Way back in August of 2022, I decided to open up ownership in Offline and allow our Members to invest through a process called *equity crowdfunding*.

The idea was simple.

For as little as $100, you could invest in Offline alongside our professional investors, own shares, and participate in our success.

In less than 60 days, we raised $2M from over 700 people.

The majority of them were Offline Members.

FUNDING
2022 community round
oversubscribed
$2.0M raised
from 700+ investors
OVER 70% WERE OFFLINE SUBSCRIBERS
WITH THAT CAPITAL, WE...
➡ Doubled ARR from $1M to $2M
➡ Doubled cities (+ Tampa Bay & Nashville)
➡ Hired VP of Growth & Chief Revenue Officer
➡ Prepped to launch 4 markets in 2024

We used that investment to double revenue (ARR = Annual Recurring Revenue), expand into new cities, and improve our product + team.

And now we're back for round 2. Starting today, you can invest as little as $100 and own a portion of Offline.

We've been prepping a new campaign, and we're excited to share that **this campaign is now in private launch.**

As an Offline Member, you're able to invest *before* the rest of the world.

VIEW THE PRIVATE LAUNCH

If you believe in what we're creating, you should consider becoming an investor.

I'll be sharing more about this campaign in the coming days/weeks, but if you have any questions feel free to reach out.

FAQs

What is equity crowdfunding?

Equity crowdfunding allows people to pool their money to back promising tech startups. In return, they get a slice of ownership. If the startup succeeds, your share grows in value, turning your investment into a potential profit. You're part-owning a startup through this investment method.

What is the investment opportunity in Offline?

Per SEC rules, we're not allowed to talk about the opportunity outside of our pitch page on Wefunder . All of the investment details are listed there.

Is this legit?

Absolutely. Equity crowdfunding is a recognized way for startups like Substack, Mercury, Levels , and more to raise money directly from their customers. It's regulated by financial authorities to ensure transparency and fairness, providing protections for investors. While it does involve risk, like any investment, it offers a unique opportunity to be part of potentially successful companies from the ground up. Many people find it an exciting way to diversify their investments and support businesses they believe in.

What's the minimum I can invest?

$100 is the minimum investment, and we'll accept up to $25,000 investments through Wefunder.

What if I want to invest more than $25,000?

Let me know by replying to this email and we can schedule a call to discuss.



Take a look at the page , and don't be shy with questions! Wefunder has a great "Ask a Question" feature and I'll be here ready to answer your questions.

Talk soon,

DAVID SHANER
Founder & CEO

PS, because we haven't *officially* launched the round yet, we're obligated by the SEC to add this little tidbit, which essentially says that we will not accept any committed money until we've filed all the appropriate paperwork, etc.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

CONTACT SUPPORT

PARTNER WITH US | JOIN OUR TEAM

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